UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

For registration of certain classes of securities

pursuant to Section 12(b) or (g)

of the Securities Exchange Act of 1934

CARDIUM THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	27-0075787
(State of incorporation)	(IRS Employer Identification No.)

3611 Valley Centre Drive, Suite 525 San Diego, California 92130 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Exchange Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $0.0001 par value per share	American Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box:    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box:    ☐

Securities Act registration statement file number to which this form relates:     N/A     (if applicable)

Securities to be registered pursuant to Section 12(g) of the Exchange Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

The following description of our common stock is a summary, does not purport to be complete and is qualified in its entirety by reference to those documents set forth under Item 2 below, copies of which have been previously filed with the United States Securities and Exchange Commission (SEC) and are incorporated herein by reference.

Cardium Therapeutics, Inc., a Delaware corporation (“Cardium”), is registering hereunder its common stock, $0.0001 par value per share.

Dividend and Liquidation Rights

Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably such dividends as may be declared by our Board of Directors from funds legally available for such purpose. Upon liquidation, dissolution or winding-up of Cardium, holders of our common stock will be entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding preferred stock. The common stock has no preemptive, redemption or conversion rights or sinking fund provisions.

Voting Rights

Our stockholders are entitled to one vote for each share of common stock on all matters to be voted upon by the holders of common stock. They do not have the right to cumulative voting unless an amendment to our Certificate of Incorporation permitting such cumulative voting is approved by the affirmative vote of not less than 60% of Cardium’s directors, and duly adopted by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting at which a quorum is present.

Any stockholder proposal not previously approved by a majority of Cardium’s directors must be approved by the affirmative vote of the holders of not less than 60% of the total voting power of all issued and outstanding shares of stock entitled to vote on the matter. Matters previously approved by a majority of Cardium’s directors and that under applicable law require the affirmative vote of stockholders entitled to vote thereon must be approved by the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote on the subject matter at a meeting at which a quorum is present.

Limitation on Stock Repurchase from Interested Stockholder

The Certificate of Incorporation contains certain limitations that prevent the repurchase of a substantial block of Cardium’s stock at a premium price from any person who has owned five percent (5%) or more of the outstanding shares of Cardium’s stock for a period of less than two years, without the prior approval of the holders of not less than 60% of the total voting power of all issued and outstanding shares of stock entitled to vote generally in the election of directors and not owned by such person.

The preceding limitations do not apply to a tender offer or exchange offer by Cardium made on the same terms to all holders of its shares, or to an open market stock purchase program approved by a majority of the members of Cardium’s Board of Directors duly elected before the time the person in question acquired a 5% ownership interest.

Issuance of Preferred Stock

The Certificate of Incorporation authorizes the directors to provide for the issuance of shares of preferred stock in one or more series and to establish from time to time the number of shares to be included in each such series, and to fix the designation, powers, preferences and rights of the shares of each such series and the qualifications, limitations or restrictions thereon including, but not limited to, the determination of dividend, voting, liquidation, redemption and conversion rights, preferences and limitations and any other preferences and relative, participating, optional or other special rights. Any series of preferred stock so established may have rights and preferences senior to those of the common stock.

Preferred Stock Purchase Rights

On July 10, 2006, Cardium’s Board of Directors adopted a stockholder rights plan, as set forth in the Rights Agreement dated as of July 10, 2006, by and between Cardium and Computershare Trust Company, Inc., as Rights Agent (the “Rights Agreement”).

Pursuant to the terms of the Rights Agreement, the Board of Directors declared a dividend distribution of one preferred stock purchase right (a “Right”) for each outstanding share of Cardium’s common stock to stockholders of record at the close of business on July 21, 2006 (the “Record Date”). In addition, one Right will automatically attach to each share of common stock issued between the Record Date and the Distribution Date (as defined below). Each Right entitles the registered holder to purchase from Cardium one one-thousandth of a share of Series A Junior Participating Preferred Stock, par value $0.0001 per share (the “Series A Preferred Stock”), at a purchase price of $40.00 (“Exercise Price”), subject to adjustment under certain conditions specified in the Rights Agreement and summarized below.

As discussed below, initially the Rights will not be exercisable, certificates will not be sent to stockholders and the Rights will automatically trade with the common stock.

The Rights, unless earlier redeemed by the Board of Directors, become exercisable upon the close of business on the day (the “Distribution Date”) which is the earlier to occur of (i) the 10th day following the first date on which there is a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of the outstanding common stock of Cardium, or (ii) 10 business days (or such later date as may be determined by action of Cardium’s Board of Directors prior to such time as any person becomes an acquiring person) following the date of the commencement or announcement of a person’s or group’s intention to commence a tender offer or exchange offer, the consummation of which would result in the ownership of 15% or more of Cardium’s outstanding common stock. Prior to the Distribution Date, the Rights will not be exercisable, and will not be represented by a separate certificate. Instead, the Rights will be evidenced by Cardium’s common stock certificates outstanding as of the Record Date.

The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with, and only with, the common stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new common stock certificates issued after the Record Date, upon transfer or new issuance of common stock, will contain a legend incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any common stock certificates will also constitute the transfer of the Rights associated with the common stock represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights will be mailed to holders of record of the common stock as of the close of business on the Distribution Date and, such separate certificates alone will evidence the Rights from and after the Distribution Date.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on July 10, 2016, unless earlier redeemed by Cardium as described below.

The Exercise Price payable, and the number of units of Series A Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Preferred Stock, (ii) upon the grant to holders of the units of Series A Preferred Stock of certain rights or warrants to subscribe for or purchase units of Series A Preferred Stock at a price, or securities convertible into units of Series A Preferred Stock with a conversion price, less than the then current market price of the units of Series A Preferred Stock, or (iii) upon the distribution to holders of the units of Series A Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in units of Series A Preferred Stock) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of units of Series A Preferred Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the common stock or a stock dividend on the common stock payable in common stock or subdivisions, consolidations or combinations of the common stock occurring, in any such case, prior to the Distribution Date.

Units of Series A Preferred Stock purchasable upon exercise of the Rights will not be redeemable. Each unit of Series A Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of common stock. In the event of liquidation, the holders of the units of Series A Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of common stock. Each unit of Series A Preferred Stock will have 1,000 votes, voting together with the common stock. In the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each unit of Series A Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These Rights are protected by customary anti-dilution provisions.

Because of the nature of the dividend, liquidation and voting rights, the value of each unit of Series A Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of common stock.

If, after the Rights become exercisable, Cardium is acquired in a merger or other business combination transaction with an acquiring person or one of its affiliates, or 50% or more of Cardium’s consolidated assets or earning power are sold to an acquiring person or one of its affiliates, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon exercise thereof at the then current Exercise Price of the Rights, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the Exercise Price of the Rights.

If any person or group of affiliated or associated persons becomes the beneficial owner of 15% or more of the outstanding shares of common stock, proper provision will be made so that each holder of a Right, other than rights beneficially owned by the acquiring person (which will thereafter be void), will have the right to receive upon exercise that number of shares of common stock or units of Series A Preferred Stock (or cash, other securities or property) having a market value of two times the Exercise Price of the Rights.

At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of Cardium’s outstanding shares of common stock and prior to the acquisition by such person or group of 50% or more of Cardium’s outstanding common stock, the Board of Directors of Cardium may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio per unit of Series A Preferred Stock equal to the Exercise Price divided by the then current market price per unit of Series A Preferred Stock on the earlier of (i) the date on which any person becomes an acquiring person, and (ii) the date on which a tender or exchange offer is announced which, if consummated, would result in the offeror being the beneficial owner of 15% or more of the common stock then outstanding.

With certain exceptions, no adjustment in the Exercise Price will be required until cumulative adjustments require an adjustment of at least 1% in the Exercise Price. No fractional shares of Series A Preferred Stock will be issued (other than fractions which are integral multiples of one one-thousandth of a share of Series A Preferred Stock, which may, at the election of Cardium, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the units of Series A Preferred Stock on the last trading day prior to the date of exercise.

At any time on or prior to the earlier of (i) the close of business on the 10th day after a public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of 15% or more of Cardium’s outstanding common stock (unless the Board of Directors extends the ten-day period) or (ii) the 10th business day following the date a person or group commences, or announces such person or group’s intention to commence, a tender offer or exchange offer that would result in the beneficial ownership of 15% or more of the outstanding common stock of Cardium, the Board of Directors of Cardium may redeem the Rights in whole, but not in part, at a price of $0.001 per Right. The redemption of the Rights may be made effective at such time on such basis and with such conditions as the Board of Directors in its sole and absolute discretion may establish.

Immediately upon the effective time of the action of the Board of Directors of Cardium authorizing the redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price of $0.001. The Rights are also redeemable under other circumstances as specified in the Rights Agreement.

The terms of the Rights may be amended at anytime and in any manner by the Board of Directors of Cardium without the consent of the holders of the Rights, except that from and after the Distribution Date no amendment may adversely affect the interests of the holders of the Rights.

Until a Right is exercised, the holder of a Right will have no rights by virtue of ownership as a stockholder of Cardium, including, without limitation, the right to vote or to receive dividends.

The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire Cardium on terms not approved by Cardium’s Board of Directors, except pursuant to an offer conditioned on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors since the Rights may be redeemed by Cardium at the redemption price of $0.001 prior to the occurrence of a Distribution Date.

An independent directors evaluation committee (the “Independent Directors Evaluation Committee”), consisting of directors of Cardium who are neither officers, employees, or affiliates of Cardium, will review the Rights Agreement every three years from the date of the Rights Agreement, and if a majority of the members of the Independent Directors Evaluation Committee deems it appropriate, may recommend a modification or termination of the Rights Agreements.

Classification of Board of Directors

Cardium’s Board of Directors is divided into three classes, designated Class I, Class II and Class III. The Board of Directors currently includes two Class I directors, two Class II directors, and three Class III directors.

Item 2. Exhibits.

The following exhibits to this Registration Statement on Form 8-A are incorporated by reference from the documents specified, which have been filed with the SEC.

EXHIBIT INDEX
Exhibit Number	Description	Incorporated By Reference To

3(i)	Second Amended and Restated Certificate of Incorporation of Cardium Therapeutics, Inc. as filed with the Delaware Secretary of State on January 13, 2006	Exhibit 3(i) of our Registration Statement on Form SB-2 (File No. 333-131104), filed with the commission on January 18, 2006

3(ii)	Amended and Restated Bylaws of Cardium Therapeutics, Inc. as adopted on January 12, 2006	Exhibit 3(ii) of our Registration Statement on Form SB-2 (File No. 333-131104), filed with the commission on January 18, 2006

3(iii)	Certificate of Designation of Series A Junior Participating Preferred Stock	Exhibit 3.2 of our Registration Statement on Form 8-A, filed with the commission on July 11, 2006

4.1	Form of Common Stock Certificate for Cardium Therapeutics, Inc.	Exhibit 4.5 of our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005, filed with the commission on March 31, 2006

Exhibit Number	Description	Incorporated By Reference To

4.2	Form of Rights Agreement dated as of July 10, 2006, between Cardium Therapeutics, Inc. and Computershare Trust Company, Inc., as Rights Agent	Exhibit 4.1 of our Registration Statement on Form 8-A, filed with the commission on July 11, 2006

4.3	Form of Rights Certificate	Exhibit 4.2 of our Registration Statement on Form 8-A, filed with the commission on July 11, 2006

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

CARDIUM THERAPEUTICS, INC.

Date: July 31, 2007	By:	/s/ Tyler M. Dylan
Tyler M. Dylan Chief Business Officer